Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2025	As at September 30, 2025
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	325,014	339,417	3,823
Intangible assets	6	27,450	25,108	283
Property, plant and equipment	4	80,684	79,067	891
Right-of-Use assets	5	25,598	28,079	316
Financial assets
Derivative assets	17	^	—	—
Investments	7	26,458	42,831	483
Trade receivables		299	638	7
Other financial assets	10	4,664	4,821	54
Investments accounted for using the equity method		1,327	1,586	18
Deferred tax assets		2,561	3,692	42
Contract assets		—	1,728	19
Non-current tax assets		7,230	6,398	72
Other non-current assets	11	7,460	7,974	90

Total non-current assets		508,745	541,339	6,098

Inventories	8	694	740	8
Financial assets
Derivative assets	17	1,820	17	^
Investments	7	411,474	380,582	4,287
Cash and cash equivalents	9	121,974	130,837	1,474
Trade receivables		117,745	118,626	1,336
Unbilled receivables		64,280	74,475	839
Other financial assets	10	8,448	8,919	100
Contract assets		15,795	14,982	169
Current tax assets		6,417	8,617	97
Other current assets	11	29,128	31,541	355

Total current assets		777,775	769,336	8,665

TOTAL ASSETS		1,286,520	1,310,675	14,763

EQUITY
Share capital		20,944	20,968	236
Share premium		2,628	5,144	58
Retained earnings		716,477	731,071	8,235
Share-based payment reserve		6,985	6,169	69
Special Economic Zone Re-investment reserve		27,778	26,596	300
Other components of equity		53,497	70,766	797

Equity attributable to the equity holders of the Company		828,309	860,714	9,695
Non-controlling interests		2,138	1,906	21

TOTAL EQUITY		830,447	862,620	9,716

LIABILITIES
Financial liabilities
Loans and borrowings	12	63,954	—	—
Lease liabilities		22,193	25,119	283
Derivative liabilities	17	—	4	^
Other financial liabilities	14	7,793	5,503	62
Deferred tax liabilities		16,443	15,189	171
Non-current tax liabilities		42,024	41,010	462
Other non-current liabilities	15	17,119	20,031	226
Provisions	16	294	228	3

Total non-current liabilities		169,820	107,084	1,207

Financial liabilities
Loans, borrowings and bank overdrafts	12	97,863	128,507	1,447
Lease liabilities		8,025	8,011	90
Derivative liabilities	17	968	4,696	53
Trade payables and accrued expenses	13	88,252	89,171	1,004
Other financial liabilities	14	3,878	6,084	69
Contract liabilities		20,063	21,315	240
Current tax liabilities		34,481	47,937	540
Other current liabilities	15	31,086	33,803	381
Provisions	16	1,637	1,447	16

Total current liabilities		286,253	340,971	3,840

TOTAL LIABILITIES		456,073	448,055	5,047

TOTAL EQUITY AND LIABILITIES		1,286,520	1,310,675	14,763

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
October 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2024	2025	2025	2024	2025	2025
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	223,016	226,973	2,557	442,654	448,319	5,050
Cost of revenues	21	(155,049)	(159,832)	(1,800)	(308,355)	(317,079)	(3,572)

Gross profit		67,967	67,141	757	134,299	131,240	1,478
Selling and marketing expenses	21	(17,388)	(14,920)	(168)	(33,232)	(30,205)	(340)
General and administrative expenses	21	(13,034)	(14,950)	(168)	(27,247)	(28,222)	(318)
Foreign exchange gains/(losses), net	23	(396)	558	6	(602)	740	8

Results from operating activities		37,149	37,829	427	73,218	73,553	828
Finance expenses	22	(3,569)	(3,612)	(41)	(6,857)	(7,220)	(81)
Finance and other income	23	9,195	8,455	95	16,675	18,872	213
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		3	152	2	(42)	202	2

Profit before tax		42,778	42,824	483	82,994	85,407	962
Income tax expense	19	(10,512)	(10,200)	(115)	(20,362)	(19,418)	(219)

Profit for the period		32,266	32,624	368	62,632	65,989	743

Profit attributable to:
Equity holders of the Company		32,088	32,462	366	62,120	65,766	741
Non-controlling interests		178	162	2	512	223	2

Profit for the period		32,266	32,624	368	62,632	65,989	743

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		3.07	3.10	0.03	5.94	6.28	0.07
Diluted		3.06	3.09	0.03	5.93	6.26	0.07
Weighted average number of equity shares used in computing earnings per equity share
Basic		10,453,511,270	10,475,705,330	10,475,705,330	10,452,889,238	10,474,157,025	10,474,157,025
Diluted		10,482,157,874	10,496,319,658	10,496,319,658	10,479,772,816	10,495,032,480	10,495,032,480

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
October 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2024	2025	2025	2024	2025	2025
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	32,266	32,624	368	62,632	65,989	743
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	323	238	3	381	9	^
Net change in fair value of investment in equity instruments measured at fair value through OCI	153	(62)	(1)	(166)	(63)	(1)

	476	176	2	215	(54)	(1)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	5,115	13,355	150	3,716	19,938	225
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	13	—	—	13	—	—
Net change in time value of option contracts designated as cash flow hedges, net of taxes	(368)	58	1	(364)	(216)	(2)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(103)	(744)	(9)	(18)	(574)	(6)
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(673)	(1,772)	(20)	(455)	(1,773)	(20)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	390	(565)	(6)	574	23	^

	4,374	10,332	116	3,466	17,398	197

Total other comprehensive income, net of taxes	4,850	10,508	118	3,681	17,344	196

Total comprehensive income for the period	37,116	43,132	486	66,313	83,333	939

Total comprehensive income attributable to:
Equity holders of the Company	36,942	42,898	483	65,807	83,035	936
Non-controlling interests	174	234	3	506	298	3

	37,116	43,132	486	66,313	83,333	939

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
October 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the period
Profit for the period	—	—	—	62,120	—	—	—	—	—	62,120	512	62,632
Other comprehensive income	—	—	—	—	—	—	3,721	(837)	803	3,687	(6)	3,681

Total comprehensive income for the period	—	—	—	62,120	—	—	3,721	(837)	803	65,807	506	66,313

Issue of equity shares on exercise of options	6,244,459	13	2,709	—	(2,709)	—	—	—	—	13	—	13
Compensation cost related to employee share-based payment	—	—	—	—	2,640	—	—	—	—	2,640	—	2,640
Transferred from Special Economic Zone Re-investment reserve	—	—	—	632	—	(632)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(48)	(48)

Other transactions for the period	6,244,459	13	2,709	632	(69)	(632)	—	—	—	2,653	(48)	2,605

As at September 30, 2024	5,231,382,705	10,463	6,000	693,688	6,315	41,497	50,982	(259)	9,657	818,343	1,798	820,141

(1)	Includes 5,952,740 treasury shares held as at September 30, 2024 by a controlled trust.
(2)	Refer to Note 18
(3)	Refer to Note 17

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity				Non-controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company
As at April 1, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Comprehensive income for the period
Profit for the period	—	—	—	65,766	—	—	—	—	—	65,766	223	65,989
Other comprehensive income	—	—	—	—	—	—	19,855	(2,563)	(23)	17,269	75	17,344

Total comprehensive income for the period	—	—	—	65,766	—	—	19,855	(2,563)	(23)	83,035	298	83,333

Issue of equity shares on exercise of options	11,636,351	24	2,516	—	(2,516)	—	—	—	—	24	—	24
Dividend	—	—	—	(52,354)	—	—	—	—	—	(52,354)	(569)	(52,923)
Compensation cost related to employee share-based payment	—	—	—	—	1,700	—	—	—	—	1,700	—	1,700
Transferred from Special Economic Zone Re-investment reserve	—	—	—	1,182	—	(1,182)	—	—	—	—	—	—
Others	—	—	—	—	—	—	(4)	4	—	—	39	39

Other transactions for the period	11,636,351	24	2,516	(51,172)	(816)	(1,182)	(4)	4	—	(50,630)	(530)	(51,160)

As at September 30, 2025	10,483,772,400	20,968	5,144	731,071	6,169	26,596	74,351	(2,769)	(816)	860,714	1,906	862,620

Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		236	58	8,235	69	300	837	(31)	(9)	9,695	21	9,716

(1) Includes 11,905,480 treasury shares held as at September 30, 2025 by a controlled trust.
(2) Refer to Note 18
(3) Refer to Note 17

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
October 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2024	2025	2025
			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	62,632	65,989	743
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(843)	(530)	(6)
Depreciation, amortization and impairment expense	15,597	13,772	155
Unrealized exchange (gain)/loss, net	279	2,587	29
Share-based compensation expense	2,640	1,700	19
Share of net (profit)/loss of associate and joint venture accounted for using equity method	42	(202)	(2)
Income tax expense	20,362	19,418	219
Finance and other income, net of finance expenses	(9,818)	(11,652)	(131)
Change in fair value of contingent consideration	(167)	48	^
Lifetime expected credit loss/(write-back)	567	2,009	23
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	6,008	(408)	(5)
(Increase)/Decrease in unbilled receivables and contract assets	(4,034)	(9,979)	(112)
(Increase)/Decrease in Inventories	(145)	(40)	^
(Increase)/Decrease in other financial assets and other assets	1,103	456	5
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(4,216)	1,157	13
Increase/(Decrease) in contract liabilities	724	920	10

Cash generated from operating activities before taxes	90,731	85,245	960
Income taxes paid, net	(8,083)	(10,254)	(115)

Net cash generated from operating activities	82,648	74,991	845

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(5,017)	(6,114)	(69)
Proceeds from disposal of property, plant and equipment	1,459	678	8
Payment for purchase of investments	(423,829)	(438,513)	(4,939)
Proceeds from sale of investments	323,786	456,635	5,143
Repayment of security deposit for property, plant and equipment	(300)	—	—
Interest received	13,981	15,366	173
Dividend received	1	2	^

Net cash generated from/(used in) investing activities	(89,919)	28,054	316

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	13	24	^
Repayment of loans and borrowings	(66,333)	(154,690)	(1,742)
Proceeds from loans and borrowings	89,835	118,303	1,332
Payment of lease liabilities	(5,054)	(5,616)	(63)
Payment for contingent consideration	—	(316)	(4)
Payment of deferred consideration on business combination	—	(216)	(2)
Interest and finance expenses paid	(4,177)	(3,170)	(36)
Payment of dividend	—	(52,354)	(590)
Payment of dividend to Non-controlling interest holders	—	(569)	(6)

Net cash generated from/(used) in financing activities	14,284	(98,604)	(1,111)

Net increase in cash and cash equivalents during the period	7,013	4,441	50
Effect of exchange rate changes on cash and cash equivalents	591	4,422	50
Cash and cash equivalents at the beginning of the period	96,951	121,974	1,374

Cash and cash equivalents at the end of the period (Refer to Note 9)	104,555	130,837	1,474

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
October 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a leading information technology services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and cloud computing to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients’ boldest ambitions.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on October 16, 2025.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2025. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2025.

The assets which are expected to be realized within a period of twelve months from the end of reporting period are classified as current assets. Similarly, the liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian Rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and six months ended September 30, 2025, have been translated into United States Dollars at the certified foreign exchange rate of U.S.$1 = ₹ 88.78 as published by Federal Reserve Board of Governors on September 30, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2025, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2025.

i.	New amendment adopted by the Company effective from April 1, 2025:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 did not have any material impact on the interim condensed consolidated financial statements.

ii.	New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7—Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipments (1)		Furniture and fixtures		Office equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		758		2,771		434		265		5		4,233
Disposals		—		(426)		(4,513)		(489)		(209)		(1)		(5,638)
Translation adjustment		7		1		235		15		11		(1)		268

As at September 30, 2024	₹	4,382	₹	47,357	₹	101,006	₹	18,193	₹	7,581	₹	37	₹	178,556

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		768		5,747		1,090		294		2		7,901
Disposals		—		(180)		(4,379)		(415)		(184)		(1)		(5,159)
Translation adjustment		—		(29)		190		7		5		^		173

As at September 30, 2024	₹	—	₹	12,334	₹	77,107	₹	12,969	₹	6,047	₹	23	₹	108,480

Net carrying value as at September 30, 2024	₹	4,382	₹	35,023	₹	23,899	₹	5,224	₹	1,534	₹	14	₹	70,076

Capital work-in-progress													₹	8,746

Net carrying value including Capital work-in-progress as at September 30, 2024													₹	78,822

Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		6,215		10,623		3,143		943		10		20,934
Additions through Business combination		—		—		9		—		—		—		9
Disposals		(6)		(680)		(13,668)		(1,803)		(793)		(9)		(16,959)
Translation adjustment		4		(3)		77		3		(1)		(1)		79

As at March 31, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		1,662		11,050		2,229		623		4		15,568
Disposals		—		(410)		(13,189)		(1,526)		(730)		(8)		(15,863)
Translation adjustment		—		(30)		49		(1)		(4)		(1)		13

As at March 31, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283

Net carrying value as at March 31, 2025	₹	4,373	₹	39,559	₹	26,095	₹	6,587	₹	1,842	₹	17	₹	78,473

Capital work-in-progress													₹	2,211

Net carrying value including Capital work-in-progress as at March 31, 2025													₹	80,684

Gross carrying value:
As at April 1, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Additions		—		144		3,004		1,257		351		1		4,757
Disposals		—		(412)		(4,548)		(499)		(47)		(1)		(5,507)
Translation adjustment		22		254		1,683		144		82		^		2,185

As at September 30, 2025	₹	4,395	₹	52,542	₹	99,693	₹	20,478	₹	8,049	₹	34	₹	185,191

Accumulated depreciation/ impairment:
As at April 1, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Depreciation and impairment		—		924		4,847		1,216		331		3		7,321
Disposals		—		(290)		(4,485)		(391)		(38)		^		(5,204)
Translation adjustment		—		124		1,453		101		66		(1)		1,743

As at September 30, 2025	₹	—	₹	13,755	₹	75,274	₹	13,915	₹	6,180	₹	19	₹	109,143

Net carrying value as at September 30, 2025	₹	4,395	₹	38,787	₹	24,419	₹	6,563	₹	1,869	₹	15	₹	76,048

Capital work-in-progress													₹	3,019

Net carrying value including Capital work-in-progress as at September 30, 2025													₹	79,067

^	Value is less than 0.5
(1)	Including net carrying value of computer equipment and software amounting to ₹ 14,703, ₹ 16,003 and ₹ 14,705, as at September 30, 2024, March 31, 2025 and September 30, 2025, respectively.

5. Right-of-Use assets

	Category of Right-of-Use assets
	Land		Buildings		Plant and equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		7,251		—		118		7,369
Disposals		(221)		(2,406)		(2)		(135)		(2,764)
Translation adjustment		—		242		67		36		345

As at September 30, 2024	₹	1,122	₹	33,540	₹	2,307	₹	868	₹	37,837

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		12		2,671		223		89		2,995
Disposals		(14)		(1,992)		(2)		(131)		(2,139)
Translation adjustment		—		130		45		20		195

As at September 30, 2024	₹	96	₹	14,046	₹	1,352	₹	489	₹	15,983

Net carrying value as at September 30, 2024	₹	1,026	₹	19,494	₹	955	₹	379	₹	21,854

Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		10,822		3,735		228		14,785
Disposals		(221)		(4,389)		(632)		(354)		(5,596)
Translation adjustment		—		152		100		17		269

As at March 31, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		21		5,362		539		180		6,102
Disposals		(13)		(3,776)		(303)		(319)		(4,411)
Translation adjustment		—		81		34		9		124

As at March 31, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747

Net carrying value as at March 31, 2025	₹	1,016	₹	20,134	₹	4,089	₹	359	₹	25,598

Gross carrying value:
As at April 1, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345
Additions		—		5,237		—		130		5,367
Disposals		—		(2,897)		(2)		(81)		(2,980)
Translation adjustment		—		1,067		295		97		1,459

As at September 30, 2025	₹	1,122	₹	38,445	₹	5,738	₹	886	₹	46,191

Accumulated depreciation:
As at April 1, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747
Depreciation		10		2,602		438		106		3,156
Disposals		—		(2,458)		(2)		(71)		(2,531)
Translation adjustment		—		549		140		51		740

As at September 30, 2025	₹	116	₹	15,597	₹	1,932	₹	467	₹	18,112

Net carrying value as at September 30, 2025	₹	1,006	₹	22,848	₹	3,806	₹	419	₹	28,079

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2025		September 30, 2025
Balance at the beginning of the period	₹	316,002	₹	325,014
Translation adjustment		7,688		14,403
Acquisition through Business combinations		1,324		—

Balance at the end of the period	₹	325,014	₹	339,417

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing- related		Total
Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Deductions/adjustments		(4,084)		(1,979)		(6,063)
Translation adjustment		220		60		280

As at September 30, 2024	₹	39,808	₹	10,053	₹	49,861

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		3,668		1,033		4,701
Deductions/adjustments		(4,084)		(1,979)		(6,063)
Translation adjustment		105		27		132

As at September 30, 2024	₹	17,970	₹	3,696	₹	21,666

Net carrying value as at September 30, 2024	₹	21,838	₹	6,357	₹	28,195

Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through Business combination		1,896		—		1,896
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		994		268		1,262

As at March 31, 2025	₹	42,461	₹	9,722	₹	52,183

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		6,327		1,582		7,909
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		443		104		547

As at March 31, 2025	₹	20,950	₹	3,783	₹	24,733

Net carrying value as at March 31, 2025	₹	21,511	₹	5,939	₹	27,450

Gross carrying value:
As at April 1, 2025	₹	42,461	₹	9,722	₹	52,183
Translation adjustment		1,564		377		1,941

As at September 30, 2025	₹	44,025	₹	10,099	₹	54,124

Accumulated amortization/ impairment:
As at April 1, 2025	₹	20,950	₹	3,783	₹	24,733
Amortization and impairment		2,771		524		3,295
Translation adjustment		827		161		988

As at September 30, 2025	₹	24,548	₹	4,468	₹	29,016

Net carrying value as at September 30, 2025	₹	19,477	₹	5,631	₹	25,108

(1)

During the six months ended September 30, 2024 and year ended March 31, 2025, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,147 for the three and six months ended September 30, 2024, and ₹ 1,155 for the year ended March 31, 2025, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Investments

	As at
	March 31, 2025		September 30, 2025
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,955	₹	5,990
Fixed maturity plan mutual funds		1,203		—
Financial instruments at FVTOCI
Equity instruments (1)		12,493		13,403
Financial instruments at amortized cost
Inter corporate and term deposits (3)		7,807		23,438

	₹	26,458	₹	42,831

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	88,776	₹	103,433
Fixed maturity plan mutual funds		300		1,246
Financial instruments at FVTOCI
Non-convertible debentures		219,389		203,693
Government securities		10,651		8,180
Commercial papers		2,858		2,455
Bonds		21,138		19,117
Financial instruments at amortized cost
Inter corporate and term deposits (3)		68,362		42,458

	₹	411,474	₹	380,582

Total	₹	437,932	₹	423,413

Financial instruments at FVTPL	₹	95,234	₹	110,669
Financial instruments at FVTOCI		266,529		246,848
Financial instruments at amortized cost		76,169		65,896

(1)	Uncalled capital commitments outstanding as at March 31, 2025 and September 30, 2025, was ₹ 1,576 and ₹ 1,331, respectively.
(2)	As at March 31, 2025 and September 30, 2025, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 233 and ₹ 239, respectively.
(3)

These deposits earn a fixed rate of interest. As at March 31, 2025 and September 30, 2025, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 953 and ₹ 930, respectively.

8. Inventories

	As at
	March 31, 2025		September 30, 2025
Stores and spare parts	₹	9	₹	4
Traded goods		685		736

	₹	694	₹	740

9. Cash and cash equivalents

	As at
	March 31, 2025		September 30, 2025
Cash and bank balances	₹	74,456	₹	78,834
Demand deposits with banks (1)		47,518		52,003

	₹	121,974	₹	130,837

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the interim condensed consolidated statement of cash flows:

	As at
	September 30, 2024		September 30, 2025
Cash and cash equivalents	₹	104,592	₹	130,837
Bank overdrafts		(37)		—

	₹	104,555	₹	130,837

10. Other financial assets

	As at
	March 31, 2025		September 30, 2025
Non-current
Finance lease receivables	₹	3,090	₹	3,194
Security deposits		1,318		1,450
Advance to customers		225		146
Dues from officers and employees		30		28
Other receivables		1		3

	₹	4,664	₹	4,821

Current
Finance lease receivables	₹	5,144	₹	4,125
Security deposits		1,827		1,908
Interest receivables		596		1,386
Claims receivables		195		862
Dues from officers and employees		505		397
Advance to customers		70		161
Other receivables		111		80

	₹	8,448	₹	8,919

	₹	13,112	₹	13,740

11. Other assets

	As at
	March 31, 2025		September 30, 2025
Non-current
Prepaid expenses	₹	2,657	₹	3,107
Interest receivable from statutory authorities		1,148		931
Deferred contract cost
Costs to obtain contracts (1)		3,277		3,310
Costs to fulfil contracts (2)		378		626

	₹	7,460	₹	7,974

Current
Prepaid expenses	₹	16,917	₹	17,530
Balance with GST and other authorities		6,760		7,749
Advance to suppliers		2,323		2,146
Withholding taxes		542		650
Dues from officers and employees		453		680
Defined benefit plan asset, net		472		161
Deferred contract cost
Costs to obtain contracts (1)		1,407		2,370
Costs to fulfil contracts (2)		131		140
Other receivables		123		115

	₹	29,128	₹	31,541

	₹	36,588	₹	39,515

(1)

Costs to obtain contracts amortization of ₹ 391 and ₹ 646 during the three months ended September 30, 2024 and 2025 respectively, ₹ 655 and ₹ 1,276 during the six months ended September 30, 2024 and 2025 respectively.

(2)

Costs to fulfil contracts amortization of ₹ 15 and ₹ 42 during the three months ended September 30, 2024 and 2025 respectively, ₹ 30 and ₹ 82 during the six months ended September 30, 2024 and 2025 respectively.

12. Loans, borrowings and bank overdrafts

	As at
	March 31, 2025		September 30, 2025
Non-current
Unsecured Notes 2026 (1)	₹	63,954	₹	—

	₹	63,954	₹	—

Current
Unsecured Notes 2026 (1)	₹	—	₹	66,504
Borrowings from banks		97,863		62,003
Bank overdrafts		^		—

	₹	97,863	₹	128,507

	₹	161,817	₹	128,507

^	Value is less than 0.5
(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued U.S.$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

13. Trade payables and accrued expenses

	As at
	March 31, 2025		September 30, 2025
Trade payables	₹	21,985	₹	21,065
Accrued expenses		66,267		68,106

	₹	88,252	₹	89,171

14. Other financial liabilities

	As at
	March 31, 2025		September 30, 2025
Non-current
Liability on written put options to non-controlling interests (Refer to Note 17)	₹	4,945	₹	2,818
Contingent consideration (Refer to Note 17)		1,307		1,441
Liabilities towards customer contracts		1,026		861
Long-term incentive payable		387		261
Deferred consideration for Business combination		61		31
Rent deposit		26		13
Other liabilities		41		78

	₹	7,793	₹	5,503

Current
Liability on written put options to non-controlling interests (Refer to Note 17)	₹	—	₹	2,606
Liabilities towards customer contracts		342		861
Capital creditors		1,255		695
Advance from customers		167		351
Rent deposit		475		477
Contingent consideration (Refer to Note 17)		557		319
Interest accrued on loans and borrowings		489		496
Deferred consideration for Business combination		295		119
Unclaimed dividend		64		121
Other liabilities		234		39

	₹	3,878	₹	6,084

	₹	11,671	₹	11,587

15. Other liabilities

	As at
	March 31, 2025		September 30, 2025
Non-current
Statutory and other liabilities	₹	12,757	₹	15,191
Employee benefits obligations		4,362		4,840

	₹	17,119	₹	20,031

Current
Employee benefits obligations	₹	16,001	₹	18,940
Statutory and other liabilities		14,295		14,227
Advance from customers		790		636

	₹	31,086	₹	33,803

	₹	48,205	₹	53,834

16. Provisions

	As at
	March 31, 2025		September 30, 2025
Non-current
Provision for onerous contracts	₹	294	₹	228

	₹	294	₹	228

Current
Provision for onerous contracts	₹	1,288	₹	1,090
Provision for warranty		207		197
Others		142		160

	₹	1,637	₹	1,447

	₹	1,931	₹	1,675

17. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	121,974	₹	121,974
Investments (Refer to Note 7)
Equity Instruments		4,955		—		12,493		—		17,448
Fixed maturity plan mutual funds		1,503		—		—		—		1,503
Short-term mutual funds		88,776		—		—		—		88,776
Non-convertible debentures		—		219,389		—		—		219,389
Government securities		—		10,651		—		—		10,651
Commercial papers		—		2,858		—		—		2,858
Bonds		—		21,138		—		—		21,138
Inter corporate and term deposits		—		—		—		76,169		76,169
Other financial assets
Trade receivables		—		—		—		118,044		118,044
Unbilled receivables		—		—		—		64,280		64,280
Other financial assets (Refer to Note 10)		—		—		—		13,112		13,112
Derivative assets (Refer to Note 17)		1,105		—		715		—		1,820

	₹	96,339	₹	254,036	₹	13,208	₹	393,579	₹	757,162

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	88,252	₹	88,252
Other financial liabilities (Refer to Note 14)		1,864		—		—		9,807		11,671
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		161,817		161,817
Lease liabilities		—		—		—		30,218		30,218
Derivative liabilities (Refer to Note 17)		75		—		893		—		968

	₹	1,939	₹	—	₹	893	₹	290,094	₹	292,926

The carrying value of financial instruments by categories as at September 30, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	130,837	₹	130,837
Investments (Refer to Note 7)
Equity Instruments		5,990		—		13,403		—		19,393
Fixed maturity plan mutual funds		1,246		—		—		—		1,246
Short-term mutual funds		103,433		—		—		—		103,433
Non-convertible debentures		—		203,693		—		—		203,693
Government securities		—		8,180		—		—		8,180
Commercial papers		—		2,455		—		—		2,455
Bonds		—		19,117		—		—		19,117
Inter corporate and term deposits		—		—		—		65,896		65,896
Other financial assets
Trade receivables		—		—		—		119,264		119,264
Unbilled receivables		—		—		—		74,475		74,475
Other financial assets (Refer to Note 10)		—		—		—		13,740		13,740
Derivative assets (Refer to Note 17)		8		—		9		—		17

	₹	110,677	₹	233,445	₹	13,412	₹	404,212	₹	761,746

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	89,171	₹	89,171
Other financial liabilities (Refer to Note 14)		1,760		—		—		9,827		11,587
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		128,507		128,507
Lease liabilities		—		—		—		33,130		33,130
Derivative liabilities (Refer to Note 17)		1,006		—		3,694		—		4,700

	₹	2,766	₹	—	₹	3,694	₹	260,635	₹	267,095

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2025 and September 30, 2025, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of September 30, 2025 was 4.30%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2025 and six months ended September 30, 2025.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2025								September 30, 2025
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	715	₹	—	₹	715	₹	—	₹	9	₹	—	₹	9	₹	—
Others		1,105		—		1,105		—		8		—		8		—
Investments:
Short-term mutual funds		88,776		88,776		—		—		103,433		103,433		—		—
Fixed maturity plan mutual funds		1,503		—		1,503		—		1,246		—		1,246		—
Equity instruments		17,448		57		—		17,391		19,393		48		—		19,345
Non-convertible debentures, government securities, commercial papers and bonds		254,036		10,550		243,486		—		233,445		8,084		225,361		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(893)	₹	—	₹	(893)	₹	—	₹	(3,694)	₹	—	₹	(3,694)	₹	—
Others		(75)		—		(75)		—		(1,006)		—		(1,006)		—
Liability on written put options to non-controlling interests		(4,945)		—		—		(4,945)		(5,424)		—		—		(5,424)
Contingent consideration		(1,864)		—		—		(1,864)		(1,760)		—		—		(1,760)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.

Contingent consideration and liability on written put options to non-controlling interests	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2025 and six months ended September 30, 2025:

	As at
Investment in equity instruments	March 31, 2025		September 30, 2025
Balance at the beginning of the period	₹	20,126	₹	17,391
Additions		1,925		1,406
Disposals (1)		(1,828)		(402)
Gain/(loss) recognized in consolidated statement of income		321		306
Gain/(loss) recognized in other comprehensive income		(3,609)		(57)
Translation adjustment		456		701

Balance at the end of the period	₹	17,391	₹	19,345

(1)

During the year ended March 31, 2025, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.

	As at
Contingent consideration	March 31, 2025		September 30, 2025
Balance at the beginning of the period	₹	(429)	₹	(1,864)
(Addition)/Reversals (1)		169		(48)
Addition through Business combination		(1,537)		—
Payouts		—		316
Finance expense recognized in consolidated statement of income		(47)		(96)
Translation adjustment		(20)		(68)

Balance at the end of the period	₹	(1,864)	₹	(1,760)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2025		September 30, 2025
Balance at the beginning of the period	₹	(4,303)	₹	(4,945)
Finance expense recognized in consolidated statement of income		(530)		(278)
Translation adjustment		(112)		(201)

Balance at the end of the period	₹	(4,945)	₹	(5,424)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Six months ended September 30,
	2024		2025
Balance as at the beginning of the period	₹	773	₹	(275)
Changes in fair value of effective portion of derivatives		(889)		(5,375)
Deferred cancellation gain/(loss), net		—		—
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		(276)		1,959
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		50		—
Translation gain		—		6

Gain/(loss) on cash flow hedging derivatives, net	₹	(1,115)	₹	(3,410)

Balance as at the end of the period	₹	(342)	₹	(3,685)
Deferred tax asset/(liability) thereon		83		916

Balance as at the end of the period, net of deferred taxes	₹	(259)	₹	(2,769)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (178) and ₹ 2,064 for the six months ended September 30, 2024, and 2025, respectively; net (gain)/loss reclassified to cost of revenues of ₹ (22) and ₹ (54) for the six months ended September 30, 2024, and 2025, respectively; net (gain)/loss reclassified to finance expenses of ₹ (116) and ₹ (51) for the six months ended September 30, 2024, and 2025, respectively and net (gain)/loss reclassified to finance and other income of ₹ 40 and ₹ Nil for the six months ended September 30, 2024, and 2025, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at September 30, 2025 are expected to occur and be reclassified to the statement of income over a period of 15 months.

As at September 30, 2024 and 2025, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Six months ended September 30,
	2024		2025
Balance at the beginning of the period	₹	47,261	₹	54,500
Translation difference related to foreign operations, net		3,708		19,855
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		13		—
Others		—		(4)

Balance at the end of the period	₹	50,982	₹	74,351

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		395		574		(166)		—		—
As at September 30, 2024	₹	109	₹	1,971	₹	10,154	₹	1,661	₹	(4,238)
As at April 1, 2025	₹	(135)	₹	2,360	₹	1,220	₹	—	₹	(4,238)
Other comprehensive income		17		23		(63)		—		—
As at September 30, 2025	₹	(118)	₹	2,383	₹	1,157	₹	—	₹	(4,238)

19. Income taxes

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Income tax expense as per the consolidated statement of income	₹	10,512	₹	10,200	₹	20,362	₹	19,418
Income tax included in other comprehensive income on:		—
Gains/(losses) on investment securities		65		(81)		102		31
Gains/(losses) on cash flow hedging derivatives		(400)		(818)		(278)		(853)
Remeasurements of the defined benefit plans		107		76		169		(12)

	₹	10,284	₹	9,377	₹	20,355	₹	18,584

Income tax expense consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Current tax expense	₹	11,152	₹	11,334	₹	21,520	₹	21,385
Deferred tax expense/(reversal)		(640)		(1,134)		(1,158)		(1,967)

	₹	10,512	₹	10,200	₹	20,362	₹	19,418

Income tax expenses are net of provision recorded/(reversal) of taxes pertaining to earlier periods, amounting to ₹ (608) and ₹ (799) for the three months ended September 30, 2024 and 2025, and ₹ (802) and ₹ (3,510) for the six months ended September 30, 2024 and 2025, respectively.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the three and six months ended September 30, 2025. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 27 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended September 30, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	—	₹	222,353
Sale of products		—		—		—		—		—		663		663

	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	663	₹	223,016

B. Revenue by sector
Banking, Financial Services and Insurance	₹	238	₹	43,195	₹	24,151	₹	9,856	₹	77,440
Health		25,973		26		3,742		590		30,331
Consumer		25,781		1,918		10,905		3,905		42,509
Technology and Communications (1)		15,677		6,279		8,332		4,003		34,291
Energy, Manufacturing and Resources (1)		833		16,630		14,813		5,506		37,782

	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	663	₹	223,016

C. Revenue by nature of contract
Fixed price and volume based	₹	34,859	₹	34,101	₹	36,570	₹	13,875	₹	119,405	₹	—	₹	119,405
Time and materials		33,643		33,947		25,373		9,985		102,948		—		102,948
Products		—		—		—		—		—		663		663

	₹	68,502	₹	68,048	₹	61,943	₹	23,860	₹	222,353	₹	663	₹	223,016

Information on disaggregation of revenues for the three months ended September 30, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	74,657	₹	66,847	₹	59,375	₹	24,968	₹	225,847	₹	—	₹	225,847
Sale of products		—		—		—		—		—		1,126		1,126

	₹	74,657	₹	66,847	₹	59,375	₹	24,968	₹	225,847	₹	1,126	₹	226,973

B. Revenue by sector
Banking, Financial Services and Insurance	₹	233	₹	42,256	₹	23,400	₹	11,576	₹	77,465
Health		28,443		363		3,106		794		32,706
Consumer		26,166		946		10,776		3,338		41,226
Technology and Communications		18,318		5,528		8,059		3,170		35,075
Energy, Manufacturing and Resources		1,497		17,754		14,034		6,090		39,375

	₹	74,657	₹	66,847	₹	59,375	₹	24,968	₹	225,847	₹	1,126	₹	226,973

C. Revenue by nature of contract
Fixed price and volume based	₹	37,188	₹	30,820	₹	33,073	₹	15,086	₹	116,167	₹	—	₹	116,167
Time and materials		37,469		36,027		26,302		9,882		109,680		—		109,680
Products		—		—		—		—		—		1,126		1,126

	₹	74,657	₹	66,847	₹	59,375	₹	24,968	₹	225,847	₹	1,126	₹	226,973

Information on disaggregation of revenues for the six months ended September 30, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	—	₹	441,522
Sale of products		—		—		—		—		—		1,132		1,132

	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	1,132	₹	442,654

B. Revenue by sector
Banking, Financial Services and Insurance	₹	671	₹	85,081	₹	47,199	₹	18,835	₹	151,786
Health		51,538		48		7,583		1,583		60,752
Consumer		51,402		3,780		21,614		7,853		84,649
Technology and Communications (1)		31,139		12,560		15,865		8,214		67,778
Energy, Manufacturing and Resources (1)		1,514		33,981		30,160		10,902		76,557

	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	1,132	₹	442,654

C. Revenue by nature of contract
Fixed price and volume based	₹	70,829	₹	68,679	₹	72,546	₹	27,549	₹	239,603	₹	—	₹	239,603
Time and material		65,435		66,771		49,875		19,838		201,919		—		201,919
Products		—		—		—		—		—		1,132		1,132

	₹	136,264	₹	135,450	₹	122,421	₹	47,387	₹	441,522	₹	1,132	₹	442,654

Information on disaggregation of revenues for the six months ended September 30, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	147,699	₹	133,864	₹	116,141	₹	48,761	₹	446,465	₹	—	₹	446,465
Sale of products		—		—		—		—		—		1,854		1,854

	₹	147,699	₹	133,864	₹	116,141	₹	48,761	₹	446,465	₹	1,854	₹	448,319

B. Revenue by sector
Banking, Financial Services and Insurance	₹	466	₹	84,950	₹	44,323	₹	21,862	₹	151,601
Health		56,477		570		6,230		1,663		64,940
Consumer		52,225		2,042		21,433		6,575		82,275
Technology and Communications		35,674		10,964		16,209		6,425		69,272
Energy, Manufacturing and Resources		2,857		35,338		27,946		12,236		78,377

	₹	147,699	₹	133,864	₹	116,141	₹	48,761	₹	446,465	₹	1,854	₹	448,319

C. Revenue by nature of contract
Fixed price and volume based	₹	73,459	₹	62,750	₹	65,297	₹	29,687	₹	231,193	₹	—	₹	231,193
Time and materials		74,240		71,114		50,844		19,074		215,272		—		215,272
Products		—		—		—		—		—		1,854		1,854

	₹	147,699	₹	133,864	₹	116,141	₹	48,761	₹	446,465	₹	1,854	₹	448,319

(1)

Effective October 1, 2024, the Company has reorganized its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing and Resources” sector.

21. Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Employee compensation	₹	134,695	₹	136,163	₹	266,988	₹	270,438
Sub-contracting and technical fees		24,582		26,498		49,349		52,076
Cost of hardware and software		893		889		1,551		1,557
Travel		3,836		3,338		7,773		7,126
Facility expenses		3,937		3,519		8,070		7,717
Software license expense for internal use		4,702		5,253		9,307		10,214
Depreciation, amortization and impairment (1)		8,308		6,917		15,597		13,772
Communication		1,079		891		2,072		1,688
Legal and professional fees		3,013		2,813		5,295		4,702
Rates, taxes and insurance		1,395		1,295		2,611		2,416
Marketing and brand building		838		900		1,642		1,783
Lifetime expected credit loss/(write-back)		593		1,507		567		2,009
(Gain)/loss on sale of property, plant and equipment, net (2)		(820)		(464)		(843)		(530)
Miscellaneous expenses (3)		(1,580)		183		(1,145)		538

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	185,471	₹	189,702	₹	368,834	₹	375,506

(1)

Depreciation, amortization and impairment includes an impairment charge on intangible assets amounting to ₹ 1,147 and ₹ Nil for the three and six months ended September 30, 2024 and 2025, respectively (Refer to Note 6).

(2)

(Gain)/loss on sale of property, plant and equipment for the three and six months ended September 30, 2024, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885) and for the three and six months ended September 30, 2025, includes gain on transfer of building of ₹ (405).

(3)	Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the three and six months ended September 30, 2024.

22. Finance expenses

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Interest on loans, borrowings and bank overdrafts	₹	1,838	₹	1,304	₹	3,435	₹	2,988
Interest on lease liabilities		384		494		747		937
Interest on liability on written put options to non-controlling interests		65		142		128		278
Other finance expenses		1,282		1,672		2,547		3,017

	₹	3,569	₹	3,612	₹	6,857	₹	7,220

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Interest income	₹	6,576	₹	6,998	₹	12,203	₹	14,325
Dividend income from equity investments designated as FVTOCI		1		2		1		2
Net gain from investments classified as FVTPL		2,618		1,407		4,471		4,238
Net gain from investments classified as FVTOCI		—		48		—		307

Finance and other income	₹	9,195	₹	8,455	₹	16,675	₹	18,872

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(368)	₹	(2,046)	₹	(553)	₹	(1,935)
Other foreign exchange gains/(losses), net		(28)		2,604		(49)		2,675

Foreign exchange gains/(losses), net	₹	(396)	₹	558	₹	(602)	₹	740

24.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Profit attributable to equity holders of the Company	₹	32,088	₹	32,462	₹	62,120	₹	65,766
Weighted average number of equity shares outstanding		10,453,511,270		10,475,705,330		10,452,889,238		10,474,157,025

Basic earnings per equity share	₹	3.07	₹	3.10	₹	5.94	₹	6.28

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Profit attributable to equity holders of the Company	₹	32,088	₹	32,462	₹	62,120	₹	65,766
Weighted average number of equity shares outstanding		10,453,511,270		10,475,705,330		10,452,889,238		10,474,157,025
Effect of dilutive equivalent share options		28,646,604		20,614,328		26,883,578		20,875,455

Weighted average number of equity shares for diluted earnings per equity share		10,482,157,874		10,496,319,658		10,479,772,816		10,495,032,480

Diluted earnings per equity share	₹	3.06	₹	3.09	₹	5.93	₹	6.26

Earnings per share and number of shares outstanding for the three and six months ended September 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

25. Employee compensation

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Salaries and bonus	₹	128,528	₹	129,631	₹	254,656	₹	258,112
Employee benefits plans		4,861		5,268		9,697		10,626
Share-based compensation (1)		1,306		1,264		2,635		1,700

	₹	134,695	₹	136,163	₹	266,988	₹	270,438

(1)	Includes ₹ (5) and ₹ Nil for the six months ended September 30, 2024 and 2025, respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Cost of revenues	₹	113,949	₹	117,421	₹	226,120	₹	233,054
Selling and marketing expenses		12,412		11,263		24,376		22,903
General and administrative expenses		8,334		7,479		16,492		14,481

	₹	134,695	₹	136,163	₹	266,988	₹	270,438

The Company has granted below options under RSU and ADS option plan:

	Three months ended September 30,		Six months ended September 30,
	2024	2025	2024	2025
Restricted Stock Units (RSU)	3,731	113,400	3,345,406	6,711,679
ADS RSU	228,413	752,958	8,395,500	12,830,280
Performance based stock options (RSUs)	—	—	2,014,993	3,874,099
Performance based stock options (ADS)	—	—	5,297,557	8,424,826

Numbers in above table for three and six months ended September 30, 2024 are not given effect of bonus shares issued during the year ended March 31, 2025.

During the three and six months ended September 30, 2025, RSU and ADS grants were issued under the Wipro Limited Employee Stock Options, Performance Stock Unit and Restricted Stock Unit Scheme 2024. Performance based stock options will vest based on the performance parameters of the Company.

26.	Commitments and contingencies

Capital commitments: As at March 31, 2025 and September 30, 2025 the Company had committed to spend approximately ₹ 8,719 and ₹ 7,399 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 7 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2025 and September 30, 2025, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,110 and ₹ 13,752 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments in India are completed for the years up to March 31, 2021. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 99,431 and ₹ 101,354 are not acknowledged as debt as at March 31, 2025 and September 30, 2025, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 19,292 and ₹ 19,236 as of March 31, 2025, and September 30, 2025, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

27. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	68,393	₹	67,932	₹	61,821	₹	23,811	₹	221,957	₹	663	₹	—	₹	222,620
Segment result		13,338		15,005		7,821		3,070		39,234		(183)		10		39,061
Unallocated										(1,912)		—		—		(1,912)

Segment result total									₹	37,322	₹	(183)	₹	10	₹	37,149
Finance expenses																(3,569)
Finance and other income																9,195
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																3

Profit before tax															₹	42,778
Income tax expense																(10,512)

Profit for the period															₹	32,266

Depreciation, amortization and impairment															₹	8,308

Information on reportable segments for the three months ended September 30, 2025, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	74,821	₹	67,011	₹	59,531	₹	25,042	₹	226,405	₹	1,126	₹	—	₹	227,531
Segment result		15,435		13,122		6,962		3,308		38,827		101		(81)		38,847
Unallocated										(1,018)						(1,018)

Segment result total									₹	37,809	₹	101	₹	(81)	₹	37,829
Finance expenses																(3,612)
Finance and other income																8,455
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																152

Profit before tax															₹	42,824
Income tax expense																(10,200)

Profit for the period															₹	32,624

Depreciation, amortization and impairment															₹	6,917

Information on reportable segments for the six months ended September 30, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	136,093	₹	135,270	₹	122,243	₹	47,314	₹	440,920	₹	1,132	₹	—	₹	442,052
Segment result		27,025		30,538		13,694		5,511		76,768		(230)		69		76,607
Unallocated										(3,389)		—		—		(3,389)

Segment result total									₹	73,379	₹	(230)	₹	69	₹	73,218
Finance expense																(6,857)
Finance and other income																16,675
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(42)

Profit before tax															₹	82,994
Income tax expense																(20,362)

Profit for the year															₹	62,632

Depreciation, amortization and impairment																15,597

Information on reportable segments for the six months ended September 30, 2025, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	147,918	₹	134,081	₹	116,348	₹	48,858	₹	447,205	₹	1,854	₹	—	₹	449,059
Segment result		30,429		26,507		12,988		6,287		76,211		121		(2,511)		73,821
Unallocated										(268)		—		—		(268)

Segment result total									₹	75,943	₹	121	₹	(2,511)	₹	73,553
Finance expense																(7,220)
Finance and other income																18,872
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																202

Profit before tax															₹	85,407
Income tax expense																(19,418)

Profit for the year															₹	65,989

Depreciation, amortization and impairment															₹	13,772

Revenues from India, being Company’s country of domicile, is ₹ 5,194 and ₹ 5,664 for the three months ended September 30, 2024, and 2025, respectively and ₹ 10,117 and ₹ 10,590 for the six months ended September 30, 2024, and 2025, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
United States of America	₹	130,241	₹	135,910	₹	259,674	₹	269,883
United Kingdom		24,235		23,135		49,341		44,810

	₹	154,476	₹	159,045	₹	309,015	₹	314,693

No customer individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2024 and 2025.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)	Restructuring cost of ₹ Nil and ₹ 2,469 for the six months ended September 30, 2024 and 2025, respectively is included under Reconciling items.

e)	“Unallocated” within IT Services segment includes:

	Three months ended September 30,				Six months ended September 30,
	2024		2025		2024		2025
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	2,919	₹	1,670	₹	4,701	₹	3,295
Change in fair value of contingent consideration (Refer to Note 17)		(167)		^		(167)		48

^	Value is less than 0.5

f)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,306 and ₹ 1,264 for the three months ended September 30, 2024 and 2025, respectively and ₹ 2,635 and ₹ 1,700 for the six months ended September 30, 2024 and 2025, respectively.

g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (820) and ₹ (464) for the three months ended September 30, 2024 and 2025, respectively and ₹ (843) and ₹ (530) for the six months ended September 30, 2024 and 2025, respectively.

28.	List of subsidiaries, associate and joint venture as at September 30, 2025 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE (2)		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%

Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
	The Capital Markets Company BV (1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing Services Limited		U.K.	100.00%
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology Netherlands BV.		Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
	Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
	Wipro Technologies Nigeria Limited	Nigeria	99.84%

	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc.(1)	USA	100.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Digital Inc. (4)			USA	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4)	Wipro Digital Inc. has been incorporated with effect from August 04, 2025, which is 100% held by the Company.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Aasonn Philippines Inc.	Philippines	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.)	USA	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%

	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%

(5) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at September 30, 2025, the Company held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

30.

On August 21, 2025, the Company entered into a definitive agreement to acquire the Digital Transformation Solutions (DTS) business unit of HARMAN, a Samsung company, a global provider of Engineering, Research & Development (ER&D) services and Information Technology (IT) services for a total consideration including earnouts of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending December 31, 2025.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN:00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815			Membership No.: F4129
Bengaluru
October 16, 2025